CONFORMED COPY

P.E. 2/14/02

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rules 13a-16 and 15d-16 Under The Securities Exchange Act of 1934

Exact name of registrant as specified in its charter:

Koninklijke Ahold nv

Jurisdiction of organization:

The Kingdom of the Netherlands

Address of principal executive offices:

Albert Heijnweg 1, P.O. Box 33, 1500 EA Zaandam, The Netherlands

telephone: international +31-75-659-5672

fax: international +31-75-659-8366

Commission File Number:

0-18898

Date: January 10, 2002

Ahold
Albert Heijnweg 1, Zaandam
P.O. Box 33, 1500 EA Zaandam
The Netherlands
Tel: 011 31 75 599111
Fax: 011 31 75 598350

FOR IMMEDIATE RELEASE

Contact: Hans Gobes
Royal Ahold, Media Relations
011-31-75-659-5665
Mobile: 011-31-65-582-2298
e-mail: hans.gobes@ahold.com
- or -
Huibert Wurfbain
Royal Ahold, Investor Relations
011-31-75-659-5813
e-mail: investor.relations@ahold.com
- or -
Patricia Zafiriadis, Media Relations
Dana Johnston, Investor Relations
Taylor Rafferty
212-889-4350

AHOLD SUCCESSFULLY COMPLETES ACQUISITION OF BRUNO'S SUPERMARKETS, INC.

Now operating 1,600 stores in the United States

Zaandam, The Netherlands – December 11, 2001 – Ahold, the leading food retail and foodservice company, today announced the successful completion of its acquisition of Bruno's Supermarkets, Inc., following the approval of the Federal Trade Commission last week. Bruno's is a prominent food retailer in the Southeastern U.S. with sales of approximately USD 1.6 billion and 185 stores (of which 170 are supermarkets) operating under various banners in Alabama, Florida, Mississippi and Georgia. Ahold now operates six retail companies in the U.S. (Stop & Shop, Giant-Landover, Giant-Carlisle, Tops, BI-LO and Bruno's) with combined annualized sales approaching USD 24 billion.

On November 30, 2001, Ahold also successfully completed the acquisition of Alliant Exchange, Inc., parent company of Alliant Foodservice, building its U.S. foodservice business to approximately USD 19 billion. Both Bruno's and Alliant will be consolidated for financial reporting purposes, and will therefore contribute to Ahold's sales and earnings for 2001 as well as full-year 2002.

Bill Grize, President and CEO of Ahold USA-Retail and Member of Ahold's Corporate Executive Board, commenting on the Bruno's deal, said "We are very happy to have Bruno's, a high quality operator with a prominent local brand, join Ahold USA. Consumers will benefit from enhanced product offerings and better value from the synergies, knowledge sharing and best practice exchange between Bruno's and its new sister companies. This acquisition also

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strengthens our market position in the U.S., particularly in the Southern states, where our activities are currently limited. We're looking forward to working closely with Jim Demme, President and CEO, and his strong management team to integrate Bruno's into the Ahold USA family."

Ahold in the United States and worldwide

Ahold currently owns a significant foodservice business in the U.S. and six supermarket companies. The popular store brands include Stop & Shop (MA), Giant Landover (MD), Tops (NY), Giant Carlisle (PA), BI-LO (SC) and Bruno's (AL). Jointly they operate over 1,600 stores of which 1,220 are supermarkets. On an annual basis, sales from Ahold's retail and foodservice activities in the United States will approach USD 43 billion. Worldwide, Ahold has estimated sales of over USD 60 billion in 28 countries. The company currently operates nearly 9,000 supermarkets, superstores, hypermarkets and other store formats in North America, Europe, Latin America and Asia. Ahold is listed on the stock exchanges of Amsterdam (symbol AHLN), New York (NYSE symbol AHO) and Zurich.

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward looking statements as more fully discussed in Ahold's Annual Report on Form 20-F. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as future market and economic conditions, the behavior of other market participants, the ability to successfully integrate acquired businesses and achieve anticipate synergies and the actions of government regulators. These and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Koninklijke Ahold nv

/s/ C.H. van der Hoeven
(signature)

date of signing: January 10, 2002

signed by: C.H. van der Hoeven
President and CEO